Exhibit 99.3

PERDIGÃO UNVEILS EXPANSION PROJECT AND INCREASES PRODUCTION CAPACITY IN MATO GROSSO

This Friday (August 17 2008) Perdigão unveiled work for expanding Perdigão Mato Grosso in Nova Mutum, increasing the unit’s poultry slaughtering capacity by 600% in two years from  40,000 head/day to 280,000 head/day.

 The investments in the project, which included the expansion of the integrated production system, totaled R$ 280 million, R$ 130 million being injected by the company and a further R$ 150 million by the integrated outgrowers over the 2005 – 2007 period.

At the ceremony, the protocol of intention was also signed for implementing and poultry slaughtering outsourcing project to supply the Company and located in the city of Nova Marilândia state of Mato Grosso. This involves the construction by a group of integrated producers of Frigorífico União Avícola Agroindustrial, a planned poultry slaughtering unit. The industrial unit will provide services to Perdigão, slaughtering poultry produced by local and regional integrated outgrowers, a function which is today performed by the slaughtering unit of Nova Mutum, located 190 kilometers away. The initial slaughtering capacity will be 6,000 head per hour (48,000 head/day). The project involves initial investments of about R$ 30 million and will create about 500 new jobs.

In another ceremony in Mirassol D’Oeste also in the state of Mato Grosso,  Company’s beef plant was inaugurated, operations beginning at the rate of 500 head/day, gradually increasing slaughtering up to 2 thousand head/day.

São Paulo, August 17 2007.

Wang Wei Chang
Chief Financial Officer
Perdigão Companies